UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DURECT CORPORATION

(Name of Subject Company)

DURECT CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

266605500

(CUSIP Number of Class of Securities)

James E. Brown

Chief Executive Officer

DURECT Corporation

10240 Bubb Road

Cupertino, California 95014

(408) 777-1417

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Stephen B. Thau

David Schwartz

Albert W. Vanderlaan

Orrick, Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 10019

(212) 506-5076

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by DURECT Corporation, a Delaware corporation (“DURECT” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2025, relating to the tender offer by BHC Lyon Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of Bausch Health Americas, Inc., a Delaware corporation (“Parent”), to purchase all of DURECT’s outstanding shares of common stock, par value $0.0001 per share (each such share, a “Share” and, collectively, the “Shares”), at a price of (i) $1.75 per Share, net to the seller of such Share in cash, without interest thereon and less any applicable withholding taxes (the “Cash Amount”), plus (ii) one non-tradeable contingent value right per Share (each, a “CVR”), which will represent the contractual right to receive the pro rata portion, in cash, of two milestone payments of up to $350,000,000 in the aggregate, minus any amount actually paid to holders of Company Options under the Retention Plan in respect of the applicable milestone, in each case, without interest thereon and less any applicable withholding taxes (the Cash Amount plus one CVR, collectively, the “Offer Consideration”), pursuant to the CVR Agreement by and between Parent and a rights agent mutually agreeable to Parent and the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is more fully described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on August 12, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection immediately after the first full paragraph on page 55 in the section entitled “Where You Can Find More Information”:

Final Results of the Offer

The Offer and related withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on September 10, 2025 (such date and time, the “Expiration Time”). Merger Sub was advised by Equiniti Trust Company, LLC, the depositary and paying agent for the Offer, that, as of the Expiration Time, a total of 19,984,767 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 62% of the outstanding Shares as of the Expiration Time.

As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Merger Agreement) and all other conditions to the Offer were satisfied. Promptly after the expiration of the Offer, Merger Sub accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer and will promptly pay for all Shares accepted pursuant to the Offer.

The parties intend to complete the Merger on September 11, 2025 pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). At such time, Merger Sub will be merged with and into the Company, the separate existence of Merger Sub will cease and the Company will continue as an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned at the commencement of the Offer and immediately prior to the Effective Time by Parent, Merger Sub or their subsidiaries, or the Company (or held in the Company’s treasury), (ii) irrevocably accepted for purchase pursuant to the Offer, or (iii) owned by any Company stockholder who is entitled to demand and has properly and validly demanded and perfected their statutory right of appraisal of such Shares in accordance with, and in compliance in all respects with, Section 262 of the DGCL) will be canceled and extinguished and automatically converted into the right to receive the Offer Consideration, without interest thereon and less any applicable withholding tax.

Following the consummation of the Merger, the Shares will be delisted from The Nasdaq Capital Market, and trading of Shares is expected to be halted effective prior to the open of trading on September 11, 2025. The parties intend to take steps to cause the termination of the registration of the Shares under Section 12(b) of the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On September 11, 2025, BHC and the Company issued a joint press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is included as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(E)	Joint Press Release, dated as of September 11, 2025, issued by BHC and the Company (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-T filed on September 11, 2025 by the Merger Sub).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DURECT CORPORATION

Date: September 11, 2025	By:	/s/ Timothy M. Papp
Name: Timothy M. Papp
Title: Chief Financial Officer